UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            Delta & Pine Land Company
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, Par value $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247357106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 07, 2007

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 247357106
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,742,200
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,742,200
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,742,200
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.70%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI", together with Deutsche Bank, the "Reporting Persons" and each, a "Reporting Person") on February 23, 2007, relating to the shares of common stock, par value $0.10 per share (the "Shares"), of Delta and Pine Land Company (the "Issuer"). The Issuer has its principal executive offices at One Cotton Row, Scott, MS 38772.

Item 5.    Interest in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) and (b)     According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended December 31, 2006, the number of Shares outstanding was 36,526,871. As of May 07, 2007 the reporting Person may be deemed the beneficial owner of 1,742,200 Shares (approximately 4.70% of the total number ofShares outstanding).

Deutsche Bank AG,~London Branch                                       1,541,962
Deutsche Bank AG,~London Branch (arbitrage)                             200,238

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D Termination filing, which is incorporated by reference herein. The transactions set forth in
Schedule 1 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(e) On May 07, 2007 Deutsche Bank Securities, Inc. sold 307,277 Shares reducing the total number of Shares for which it may be deemed the beneficial owner to 1,742,200 Shares, or approximately 4.70% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

                        Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE             BUY/SELL             AMOUNT             PRICE
--------------------------------------------------------------------------------
03/07/07         S                    300                40.71
--------------------------------------------------------------------------------
03/08/07         S                    300                40.67
--------------------------------------------------------------------------------
03/09/07         S                    24400              40.70
--------------------------------------------------------------------------------
03/09/07         S                    600                40.73
--------------------------------------------------------------------------------
03/12/07         B                    100                40.78
--------------------------------------------------------------------------------
03/12/07         S                    300                41.09
--------------------------------------------------------------------------------
03/13/07         S                    700                41.06
--------------------------------------------------------------------------------
03/14/07         B                    100                41.07
--------------------------------------------------------------------------------
03/14/07         S                    900                41.15
--------------------------------------------------------------------------------
03/15/07         B                    400                41.24
--------------------------------------------------------------------------------
03/16/07         S                    6500               41.20
--------------------------------------------------------------------------------
03/17/07         S                    70                 41.40
--------------------------------------------------------------------------------
04/02/07         S                    55                 41.19
--------------------------------------------------------------------------------
04/04/07         S                    25000              41.07
--------------------------------------------------------------------------------
04/09/07         B                    17100              40.97
--------------------------------------------------------------------------------
04/10/07         B                    2000               41.04
--------------------------------------------------------------------------------
04/10/07         B                    10                 41.21
--------------------------------------------------------------------------------
04/17/07         S                    13700              41.35
--------------------------------------------------------------------------------
04/18/07         B                    50000              41.67
--------------------------------------------------------------------------------
04/18/07         S                    51600              41.55
--------------------------------------------------------------------------------
04/19/07         S                    50000              41.65
--------------------------------------------------------------------------------
04/24/07         B                    100000             41.50
--------------------------------------------------------------------------------
04/26/07         S                    100000             41.50
--------------------------------------------------------------------------------
04/26/07         B                    100000             41.50
--------------------------------------------------------------------------------
05/02/07         S                    70000              41.34
--------------------------------------------------------------------------------
05/03/07         S                    125000             41.54
--------------------------------------------------------------------------------
05/04/07         B                    50000              41.60
--------------------------------------------------------------------------------
05/07/07         S                    50000              41.60
--------------------------------------------------------------------------------
05/07/07         S                    50000              41.60
--------------------------------------------------------------------------------
05/07/07         S                    307277             41.63
--------------------------------------------------------------------------------
05/07/07         B                    238                41.64
--------------------------------------------------------------------------------
05/08/07         S                    200                41.65
--------------------------------------------------------------------------------
05/08/07         S                    238                41.64
--------------------------------------------------------------------------------
05/10/07         S                    17300              41.64
--------------------------------------------------------------------------------
05/11/07         B                    9706               41.63

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of May 14, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President